SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. 1) 1

NOTIFY TECHNOLOGY CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

669956104
(CUSIP Number)

 Strategic Turnaround Equity Partners, L.P. (Cayman)
c/o Galloway Capital Management, LLC
720 Fifth Avenue, 10th Floor
New York, New York 10019
(212)  247-0581

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 669956104	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Strategic Turnaround Equity Partners, L.P. (Cayman) 98-0498777
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	7	SOLE VOTING POWER 1,153,572
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 1,153,572
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,572 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.19% (1)
14	TYPE OF REPORTING PERSON PN

(1)
On the basis of 14,090,106 shares of Common Stock reported by the Company to be issued and outstanding as of August 13, 2010 in the Company’s latest Quarterly report on Form 10-Q, as filed with Securities and Exchange Commission on August 13, 2010.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 669956104	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Galloway Capital Management LLC 90-0000838
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 1,153,572
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 1,153,572
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,572(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDESCERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.19% (1)
14	TYPE OF REPORTING PERSON PN

(1)
 On the basis of 14,090,106 shares of Common Stock reported by the Company to be issued and outstanding as of August 13, 2010 in the Company’s latest Quarterly report on Form 10-Q, as filed with Securities and Exchange Commission on August 13, 2010.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 669956104	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gary L. Herman N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 2,600 (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,153,572
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 2,600 (1)
	10	SHARED DISPOSITIVE POWER 1,153,572
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,156,172 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.21% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Of the total of 1,156,172 shares of common stock, 2,500 shares are held by FBR, Inc. (“FBR”) for which Mr. Herman is sole owner and serves as an officer, 100 shares are held by Mr. Herman and 1,153,572 are held by Strategic Turnaround Investment Partners, LP (Cayman) (“STEP”) for which Mr. Herman has the shared power to vote and dispose.  Mr. Herman is a managing member of Galloway Capital Management, LLC the general partner of STEP. Mr. Herman disclaims beneficial ownership of the shares directly beneficially owned by STEP, except to: (i) the indirect interests by virtue of Mr. Herman being a managing member of Galloway Capital Management, LLC the general partner to STEP; and (ii) the indirect interests of Mr. Herman by virtue of being a limited partner in STEP.

(2)
On the basis of 14,090,106 shares of Common Stock reported by the Company to be issued and outstanding as of August 13, 2010 in the Company’s latest Quarterly report on Form 10-Q, as filed with Securities and Exchange Commission on August 13, 2010.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 669956104	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce Galloway N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 424,337 (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,153,572
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 424,337 (1)
	10	SHARED DISPOSITIVE POWER 1,153,572
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,577,909 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.20% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Of the total of 1,577,909 shares of common stock, 291,671 shares held by Mr. Galloway’s Individual Retirement Account for which Mr. Galloway has sole power to vote and dispose, 47,666 shares are held by Mr. Galloway’s children for which he has the sole power to vote and dispose, 85,000 shares are held by RexonGalloway Capital Growth LLC (“RexonGalloway”) an investment company in which Mr. Galloway is an owner and retains investment and voting discretion, and 1,153,572 are held by Strategic Turnaround Investment Partners, LP (Cayman) (“STEP”) for which Mr. Galloway has the shared power to vote and dispose.  Mr. Galloway is a managing member of Galloway Capital Management, LLC the general partner of STEP. Mr. Galloway disclaims beneficial ownership of the shares directly beneficially owned by STEP, except to: (i) the indirect interests by virtue of Mr. Galloway being a managing member of Galloway Capital Management, LLC the general partner to STEP; and (ii) the indirect interests of Mr. Galloway by virtue of being a limited partner in STEP.

(2)
On the basis of 14,090,106 shares of Common Stock reported by the Company to be issued and outstanding as of August 13, 2010 in the Company’s latest Quarterly report on Form 10-Q, as filed with Securities and Exchange Commission on August 13, 2010.

.*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.         Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock, $.01 par value, (the “Common Stock”) of Notify Technology Corporation, a California corporation, (the “Company”). The principal executive offices of the Company are located at 1054 South Se Anza Blvd., San Jose, CA 95129.

Item 2.         Identity and Background.

This statement is being filed jointly by Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman (collectively, the “Reporting Persons”).

Strategic Turnaround Equity Partners, L.P. (Cayman), is a partnership organized under the laws of the Cayman Islands and is focused on investing primarily in undervalued publicly traded securities.  Galloway Capital Management LLC is a Delaware limited liability company principally engaged in serving as the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman). Gary L. Herman and Bruce Galloway are citizens of the United States, and managing members of Galloway Capital Management LLC.

The name and positions of the executive officers and directors of each of the Reporting Persons are set forth below.  Other than as listed in Item 5 of this Report, each executive officer and director listed below disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

Strategic Turnaround Equity Partners, L.P. (Cayman)	Cayman Islands limited partnership General Partner – Galloway Capital Management LLC

Galloway Capital Management LLC	Delaware limited liability company Managing Member – Gary L. Herman Managing Member – Bruce Galloway

Bruce Galloway
Citizenship - United States
Managing Member - Galloway Capital Management LLC
Managing Member of the general partner and holder of majority membership interests of  the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman)

Gary L. Herman	Citizenship - United States Managing Member - Galloway Capital Management LLC Managing Member of Strategic Turnaround Equity Partners, L.P. (Cayman)

The address for Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary Herman is c/o Galloway Capital Management, LLC, 720 Fifth Avenue, 10th Floor, New York, New York 10019.

During the last five years, none of  the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.

The shares of Common Stock listed below owned directly and indirectly by the Reporting Persons were purchased with working capital of Strategic Turnaround Equity Partners, L.P. (Cayman) and the shares purchased by Mr. Galloway and Mr. Herman were purchased with their respective personal investment capital.

Item 4.         Purpose of Transaction.

All of the shares of Common Stock reported herein were acquired for investment purposes. On each of the following dates and at the following prices per share, Strategic Turnaround Equity Partners, L.P. (Cayman) purchased Common Stock:

Date	Number of Shares Purchased	Number of Shares Sold	Price Per Share
08/18/2010		20,000	0.37
08/31/2010	100.49
09/14/2010		24,600.30
09/24/2010	100.45
09/27/2010	1,800.33

On each of the following dates and at the following prices per share, Bruce Galloway and his affiliates made purchases and sales of Common Stock, on the open market, which purchases were made with his personal funds:

Date	Number of Shares Purchased	Number of Shares Sold	Price Per Share
08/18/2010		9,000.37
08/24/2010		6,600.37
08/30/2010		9,500.34
09/13/2010		5,000.31

On November 3, 2010, the Reporting Persons sent a letter to the Independent Committee of the Issuer. The Reporting Persons expressed their opposition to the Company’s plans to consider ceasing its reporting obligations with the Securities and Exchange Commission.

The Reporting Persons purchased the shares of common stock (the “Shares”) based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Company through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Company on a continuing basis and engage in discussions with management and the Board of Directors of the Company concerning the business, operations and future plans of the Company. Depending on various factors including, without limitation, the Company’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Company concerning changes to the capitalization, ownership structure or operations of the Company, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.         Interest in Securities of the Issuer.

(a) and (b)
Strategic Turnaround Equity Partners, L.P. (Cayman) is deemed to be the direct beneficial owner of 1,153,572 shares of Common Stock, which represents approximately 8.19% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 13, 2010.  Strategic Turnaround Equity Partners, L.P. (Cayman) has shared voting and disposition power with respect to all of such shares.

Galloway Capital Management LLC is deemed to be the indirect beneficial owner of 1,153,572 shares of Common Stock which represents approximately 8.19% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 13, 2010. Galloway Capital Management LLC has shared voting and disposition power with respect to all of such shares.

Bruce Galloway is deemed to be the beneficial owner of 1,577,909 shares of Common Stock which represents approximately 11.20% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 13, 2010.   Mr. Galloway is deemed to be the indirect beneficial owner of 1,153,572 shares of Common Stock owned directly by Strategic Turnaround Equity Partners, L.P. (Cayman), which he has shared voting and disposition power. In addition, Mr. Galloway has sole voting and disposition power with respect to 424,337 shares of Common Stock.   Of the total 424,337 shares of common stock directly reported by Mr. Galloway, 291,671 shares of Common Stock are held in Mr. Galloway’s retirement account, 47,666 shares of Common Stock are owned by Mr. Galloway’s children for which Mr. Galloway has the sole power to vote and dispose, and 85,000 shares of Common Stock are held by Rexon Galloway Capital Growth LLC, an investment company in which Mr. Galloway is a member and for which Mr. Galloway retains investment and voting discretion.

Gary Herman  is deemed to be the beneficial owner of 1,156,172 shares of Common Stock which represents approximately 8.21% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 13, 2010.   Mr. Herman  is deemed to be the indirect beneficial owner of 1,153,572 shares of Common Stock owned directly by Strategic Turnaround Equity Partners, L.P. (Cayman), which he has shared voting and disposition power. In addition, Mr. Herman has sole voting and disposition power with respect to 2,600 shares of Common Stock.   Of the total of 2,600 shares of common stock directly reported by Mr. Herman, 2,500 shares are held by FBR, Inc., all of which Mr. Herman has investment and voting discretion.

Each of Galloway Capital Management, LLC, Bruce Galloway and Gary L. Herman disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (Cayman) (except for (i) the indirect interest of Galloway Capital Management LLC by virtue of being the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman), (ii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being members of Galloway Capital Management LLC, and (iii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being limited partners of Strategic Turnaround Equity Partners, L.P. (Cayman).  Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

(c)

Not applicable.

(d)

Not applicable.

(e)

Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With the Issuer.

Except for the joint filing agreement attached hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.         Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement

Exhibit B:  Letter to the Company

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Strategic Turnaround Equity Partners, L.P. (Cayman)

November 3, 2010	By:	/s/ Gary Herman
	Name:	Gary Herman
	Title:	Managing Member of Galloway Capital Management LLC, the General Partner of Strategic Turnaround Equity Partners, L.P. (Cayman)

Galloway Capital Management, LLC

November 3, 2010	By:	/s/ Bruce Galloway
	Name:	Bruce Galloway
	Title:	Managing Member

Gary L. Herman

November 3, 2010	/s/ Gary L. Herman

Bruce Galloway

November 3, 2010	By:	/s/ Bruce Galloway

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned parties hereby agree to file jointly this Schedule 13D (including any amendments thereto) with respect to the Common Stock of  Notify Technology Corporation. It is understood and agreed that each of the parties hereto is responsible for the timely filing of this Schedule 13D and any amendments thereto, and for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this agreement shall be attached as an exhibit to Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

November 3, 2010

Strategic Turnaround Equity Partners, L.P.  (Cayman)

By:/s/ Gary Herman
Name: Gary Herman
Title: Managing Member of Galloway Capital
Management, LLC, the General Partner of Strategic
Turnaround Equity Partners, L.P. (Cayman)

Galloway Capital Management, LLC

By:/s/ Bruce Galloway
Title: Managing Member of Galloway Capital
Management, LLC

Gary L. Herman

/s/ Gary L. Herman

Bruce Galloway

/s/ Bruce Galloway

A-1

EXHIBIT B

Galloway Capital Management, LLC
720 Fifth Avenue, 10th Floor
New York, NY 10019

November 3, 2010

Notify Technology Corporation
1054 South De Anza Blvd., Suite 202
San Jose, CA 95129
Attn: Independent Committee

Dear Sir/Madam:

As you may know, Strategic Turnaround Equity Partners, LP (Cayman) and its affiliates (collectively “Strategic”) have been shareholders since 2006 and very supportive of the Company’s management team while it has been growing the business.

We were very surprised to read the recent news release that the Company has established an Independent Committee to explore the possibility of ceasing its reporting obligations with the Securities & Exchange Commission which would result in the delisting of the Company’s common shares from trading on the OTC Bulletin Board.

We believe that the costs of remaining a public company are minimal in relation to the significant potential upside in the Company’s share price.

I have had numerous meetings and telephone conversations with Paul DePond over the past few years and none of my suggestions have ever been pursued to attempt to improve the liquidity of the shares. The best interests of shareholders will not be achieved by allowing the Company’s shares to “go dark.”  While we do agree that the trading market for the stock is lackluster, we also know that the Company has done very little in the way of a executing a meaningful investor relations program to increase the awareness and visibility of the Company.

The Company should first engage in a meaningful investor relationship program with a recognizable firm.  I have given Mr. DePond names of these firms in the past. I will supply you with a list under separate cover. The Company should explore the possibility of a merger with another company to create value for the shareholders and consolidate public company expenses, announce a $1,000,000 share buyback program as well as consider dividending all or a significant portion of the cash to shareholders.

The bottom line is that the Board has an obligation to explore and exhaust all options to create shareholder value prior to such a drastic consideration of “going dark.”

I look forward to discussing this letter and other ideas with you at your earliest convenience.

Very truly yours,

Bruce Galloway

cc:           Paul F. DePond, Chairman, President and CEO

B-1